

Mail Stop 4561

May 13, 2009

By U.S. Mail and Facsimile to: (905) 532-0369

Alex Haditaghi
President
MortgageBrokers.com Holdings, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

> **Re: MortgageBrokers.com Holdings, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 333-105778**

Dear Mr. Haditaghi:

We have reviewed your response filed with the Commission on April 1, 2009 and have the following comments. We have also limited our review of your Form 10-K for the fiscal year ended December 31, 2008 to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us drafts of your proposed revisions to your future filings in response to our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Market Conditions, page 2

1.   We note your response to comment 17 in our letter dated January 15, 2009. It is unclear from your response how you intend to eliminate the repetitive information and inconsistencies in the disclosure in the "Market Conditions" section and the "Competitive Business Conditions" section. Please confirm that you will revise

Alex Haditaghi
MortgageBrokers.com Holdings, Inc.
May 13, 2009
Page 2

these sections to eliminate the repetitive information and inconsistencies.

Item 3. Legal Proceedings, page 6

2.   We note your response to comment 32 in our letter dated January 15, 2009.
        Please confirm that you will revise future filings to disclose which of the
        defendants is responsible for depositing the 500,000 shares and how such shares
        were originally acquired.

Recent Sales of Unregistered Securities, page 9

3.   We note your response to comment 35 in our letter dated January 15, 2009.
        Please confirm that in future filings you will disclose all of the information
        required by Item 701 of Regulation S-K for each sale of unregistered securities,
        including the exemption from registration that applies to each issuance and the
        facts relied upon to make the exemption available.

Item 8A(T). Controls and Procedures, page 14

4.   We note your response to comment 40 in our letter dated January 15, 2009. We
        also note that the company does not disclose in the Form 10-KSB for the fiscal
        year ended December 31, 2007 management's assessment of the effectiveness of
        the company's internal control over financial reporting as of December 31, 2007.
        Please tell us management's assessment of the effectiveness of the company's
        internal control over financial reporting as of December 31, 2007, including a
        statement as to whether or not internal control over financial reporting was
        effective as of that date. Refer to Item 308(T)(a)(3) of Regulation S-B.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Evaluation of Disclosure Controls and Procedures, page 6

5.   Please refer to your response to comment 68 of our January 15, 2009 comment
        letter and tell us and revise future filings to discuss, as requested in our comment
        68, to clarify how management determined its disclosure controls and procedures
        were determined to be effective since, absent a discussion of changes to your
        disclosure controls and procedures, it appears no changes were made and in prior
        periods you reported your disclosure controls and procedures to be not effective.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Description of Business

General

6.   Please refer to your response to comment 1 of our comment letter dated January 15, 2009 and tell us and revise the footnotes to the financial statements in future filings to disclose the authoritative basis on which you rely for including the minority interest equity in MagnaData in your permanent equity.

Our Business Model Market Positioning, page 9

7.   Please refer to your response to comment 21 of our comment letter dated January 15, 2009, and revise future filings to incorporate your response to that comment in your filings. Also, revise the footnotes to the financial statements to disclose the absence of an accounting policy for the shares to be contributed under the stock warrant compensation plan.

8.   Please refer to your response to comment 24 of our comment letter dated January 15, 2009, and tell us and revise future filings to disclose the restrictions on the 500,000 shares or restricted stock issued in the Fall of 2008. Similarly revise the footnotes to the financial statements.

Patents, trademarks, licenses, franchises, Agent Agreements and Commitments, page 10

9.   Please refer to your response to comment 27 of our comment letter dated January 15, 2009. As noted in that comment, you disclosed that under the RE/MAX agreement, RE/MAX agreed to refer to your company *all* (emphasis added) requests for mortgage financing that are received directly by RE/MAX whether received on the RE/MAX website or otherwise. Your response to the comment and associated disclosures imply that RE/MAX is not required to refer all requests for mortgage financing. Please tell us and revise future filings to specifically disclose the extent of RE/MAX's obligation to refer mortgage requests to you.

Item 3. Legal Proceedings, page 14

10.   Please refer to your response to comment 31 of our comment letter dated January 15, 2009.

        • Please tell us and revise future filings to disclose what changed in your analysis regarding the likelihood of the company incurring a loss such that you accrued the total liability. Disclose how Mr. Haditaghi's intent to satisfy this liability effected your decision and when the accrual was made.

- Please tell us and revise future filings to disclose how your accounting for this accrual complies with SFAS 5.

- Please be advised that absent the correction of an error, it will not be appropriate for you to re-file your documents for remove this accrual. Consider our comments on this accrual and ensure you set forth the basis for your accrual for this liability in your response and in your future filings.

- Please tell us and revise future filings to disclose how your analysis under SFAS 5 and your decision to accrue the liability effected your decision not to deposit the 500,000 shares with an escrow agent.

- Please tell us and revise future filings to disclose if there is an executed legal agreement between the company and Mr. Haditaghi under which Mr. Haditaghi agrees to indemnify the company for any losses under this case. Clarify how the absence of any such agreement affected your SFAS 5 analysis for the liability and the 500,000 shares.

Item 7. Management's Discussion and Analysis

General

11.	Please refer to your response to comment 36 of our comment letter dated January 15, 2009. We disagree with your assertion that disclosing the information requested in the comment will result in competitive harm. We believe the information requested is the comment is extremely relevant to an investor's understanding of the changes in your revenue stream. We re-issue comment 36. Please provide us the information requested and revise future filings to include that information. We note the 54% increase in reported revenues in 2008 and the apparent absence of any substantive discussions of the factors underlying that increase.

Liquidity, page 21

12.	Please refer to your response to comments 37 and 38 of our comment letter dated January 15, 2009 and revise future filings to incorporate your response into your filings or advise. Revise the footnotes to the financial statements to disclose your accounting policy for work in process and registration fees.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

13.	Please refer to your response to comment 46 of our comment letter dated January

15, 2009.

- Please tell us why restating the first three quarters of 2006 in 2007 did not result in a restatement of the annual results on 2006.

- Please file an amendment to your 2007 10-K that properly evidences the signature of the audit firm that issued its report on your 2006 and 2005 financial statements.

- We remind you of our outstanding comment letter to the company dated December 17, 2007 in which you were reminded of your responsibility to file Exhibit 16 in connection with the departure of SF Partnership LLP as your auditor.

Item 9A(T). Controls and Procedures, page 25

14.   Please tell us and revise future filings to clarify what you mean by the disclosure that "management concluded that our financial disclosure controls and procedures were effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission ("SEC") reports *due to the Company's limited internal resources and lack of ability to have multiple levels of transaction review* (emphasis added)."

15.   Please refer to your response to comment 42 of our comment letter dated January 15, 2009. Your response does not address the comment, which asked why no changes were made to your internal control over financial reporting. We re-issue prior comment 42.

Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-4

16.   Please refer to your response to comment 47 of our comment letter dated January 15, 2009. We continue to believe the classification of a legal accrual as extraordinary is inappropriate. Please amend your document to properly classify this expense as an operating expense. Also, please tell us and revise to explain the reason for the change in the accrual in 2008 from 2007.

Consolidated Statements of Cash Flows, page F-7

17.   Please refer to your response to comment 49 of our comment letter dated January 15, 2009 and revise future filings to disclose the payment of deferred offering costs within in the statements of cash flows. It is not appropriate to show deferred offering costs as a source of cash without an offsetting use of cash when they are

expensed.

Note 2. Summary of Significant Accounting Policies, page F-9

18.   Please refer to your response to comment 51 of our comment letter dated January 15, 2009 and revise to provide revenue on a disaggregated basis by source on the face of the income statement. Absent such information, it is not possible for a reader to understand the facts and circumstances underlying the changes in revenues between periods.

19.   Please refer to your response to comment 52 of our comment letter dated January 15, 2009. We note that you report in Note 19 that none of your outstanding instruments convertible into common stock have been excluded from your determination of EPS because they are anti-dilutive to the losses generated. We also note that you generated positive net income in 2008. Tell us and revise future filings to disclose why none of your convertible instruments were considered outstanding in 2008.

Closing Comments

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney